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                                July 21, 2000



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Registration Statement on Form S-1
          File Number 333-35014
          Request for Withdrawal
          ----------------------

Ladies and Gentlemen:

     NetFlix.com, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-35014 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.
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     Should you have any questions regarding this matter, please call our attorney, Robert Sanchez of Wilson Sonsini Goodrich & Rosati, at (650) 493-9300.



                                Very truly yours,

                                NETFLIX.COM, INC.



                                By: /s/ Barry McCarthy
                                    ------------------
                                    Barry McCarthy
                                    Chief Financial Officer



cc:  Kenneth Lench
      (Securities and Exchange Commission)
     Jim Campbell
      (Securities and Exchange Commission)
     Una Hahn
      (NASDAQ National Stock Market, Inc.)
     Robert Sanchez
      (Wilson Sonsini Goodrich & Rosati)